SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                                (Amendment No. 4)

                            Bank Plus Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   064446107
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 Name, address and telephone number of person
              authorized to receive notices and communications)

                               March 31, 2000
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                [page 1 of 16]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                260,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                260,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                260,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.34%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 2 of 16]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                852,200
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                852,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                852,200
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.38%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 3 of 16]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,112,200
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,112,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,112,200
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 5.72%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 4 of 16]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                822,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                822,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                822,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.23%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 5 of 16]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,934,700
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,934,700
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,934,700
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.95%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 6 of 16]

13D
CUSIP No. 064446107

     The Schedule 13D, initially filed on September 12, 1997 (the "Schedule 13D") by Tontine Partners, L.P., Tontine Financial Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell, relating to the common stock, $.01 par value (the "Common Stock"), of Bank Plus Corporation (the "Company"), whose principal executive offices are located at 4565 Colorado Boulevard, Los Angeles, California 90039, and amended by Amendment No. 1 to the Schedule 13D on November 6, 1997, and further amended by Amendment No. 2 to the Schedule 13D on August 14, 1998, and further amended by Amendment No. 3 to the Schedule 13D on July 27, 1999 is hereby amended by this Amendment No. 4 to the Schedule 13D as follows.

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock held by TP, TFP, TOF and TFPO is $1,116,819, $7,504,664, $6,191,946 and $2,147,607, respectively. Mr. Gendell does not own directly any shares of Common Stock.

       The shares of Common Stock held by TP, TFP, TOF and TFPO were purchased with working capital and on margin.

       TP, TFP, TOF, and TFPO conduct their margin transactions with ING Baring Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock held by TP, TFP, TOF or TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TFP, TOF or TFPO. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of Transaction

Item 4 is hereby amended as follows:

     A Standstill Agreement dated March 31, 2000 among each of the Reporting Persons and the Company (the "Standstill Agreement") has been executed. The text of the Standstill Agreement is set forth in Schedule A attached hereto, and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:
       A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 260,000
                         Percentage: 1.34%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 19,441,886 shares of Common Stock issued and outstanding as of March 23, 2000, as reflected in the

                                [page 7 of 16

13D
CUSIP No. 064446107

Company's Form 10K for the year ending December 31, 1999.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 260,000
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 260,000
              (c) TP did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Tontine Management, L.L.C., the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

       B. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 852,200
                         Percentage: 4.38%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 852,200
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     852,2000
              (c) TFP did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Tontine Management, L.L.C., the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e)  Not Applicable.

      C. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 1,112,200
                         Percentage: 5.72%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,112,200
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
1,112,200
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days.


                                [page 8 of 16

13D
CUSIP No. 064446107

              (d) Mr. Gendell is the Managing Member of Tontine Management, L.L.C., and has the power to direct the affairs of TP and TFP, including decisions respecting the disposition of the proceeds from the sale of the shares with respect to TP and TFP.
              (e)  Not Applicable.

      D. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 822,500
                         Percentage: 4.23%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 822,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 822,500
              (c) TOA did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.


       E. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 1,934,700
                       Percentage: 9.95%
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 1,934,700
                3.  Sole power to dispose or direct the disposition: -0-
                4.  Shared power to dispose or direct the disposition:
1,934,700
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days.
             (d)  Not applicable.
             (e)  Not applicable.

Item No. 6     Contracts, Arrangements, Understandings or Relationships With
               Respect to Securities of the Issuer

Item 6 is hereby amended and restated to add the following:

               The Standstill Agreement provides, among other things, that the Reporting Persons will not affirmatively increase their current ownership of the Company's Common Stock for a one year period and that the Board of Directors of the Company (the "Board") will nominate a designee of the Reporting Persons for election to the Board for a three year term at the Company's 2000 annual meeting of stockholders. The text of the Standstill Agreement is set forth in Schedule A attached hereto, and is incorporated herein by reference.

                                [page 9 of 16]

13D
CUSIP No. 064446107

Item No. 7     Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

               The Standstill Agreement is attached hereto as Schedule A.


*    *    *      *










































                                [page 10 of 16]

13D
CUSIP No. 064446107

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 7, 2000          /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.
                                    & Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.
































                                [page 11 of 16]

13D
CUSIP No. 064446107

                                 Schedule A

[Letterhead of Bank Plus Corporation]


                                    March 31, 2000


Jeffrey L. Gendell
Tontine Management, L.L.C.,
Tontine Partners, L.P.
Tontine Financial Partners, L.P.,
Tontine Overseas Associates, L.L.C.

            Re:  Standstill Agreement

Gentlemen:

            Each of you is either a stockholder of Bank Plus Corporation (the "Company") or an affiliate or officer of a stockholder of the Company (collectively, the "Tontine Stockholders"). The Company has represented to the Tontine Stockholders that, as of March 24,2000, there were 19,441,866 shares of the Company's common stock outstanding, and, based thereon, the Tontine Stockholders have represented to the Company that they beneficially own as of the date hereof 9.95% of the outstanding common stock of the Company. At or before the Company's 2000 annual meeting of stockholders (the "2000 Annual Meeting"), Lilly V. Lee and Waldo H. Burnside will cease to be directors of the Company. The Company has offered to the Tontine Stockholders, and the Tontine Stockholders have accepted, the opportunity to designate an individual to serve as a director on the Company's Board of Directors (the "Board"). After a review of the Tontine Stockholders' proposed candidate, the Board is willing to nominate such candidate for election as a director of the Company, subject to the parties' execution of this Agreement. The Board will also be nominating Jeffrey E. Susskind, Thomas E. King and Irving R. Beimler for election as directors at the 2000 Annual Meeting. Accordingly, the parties agree as follows:

            1. Subject to the non-objection of the Office of Thrift Supervision (the "OTS") pursuant to 12 C.F.R. Section 563,585 (the "OTS Non-Objection") and the satisfaction of the provisions of Section 2 hereof, the Board will nominate Steven M. Ellis (together with Substitute Nominee. as defined below, the "Tontine Designee") for election as a director of the Company at the 2000 Annual Meeting for a term expiring at the Company's annual meeting of stockholders in 2003. The Company shall, upon execution of this Agreement, notify the OTS in accordance with 12.C.F.R. Section 563.560 et sq. of the nomination of the Tontine Designee to the Board, and shall promptly take any and all other actions necessary or appropriate, including the filing of any required notices, forms or other instruments with the OTS and any other

                                [page 12 of 16]

13D
CUSIP No. 064446107

regulatory authority having jurisdiction thereof, the approval or non-objection of which is required for the Tontine Designee to serve on the Board. The Tontine Stockholders shall cause the Tontine Designee to provide such information as may reasonably be requested by the Company in order for the Company to fulfill its obligations under with 12 C.F.R. Section 563,560 et seq. If the OTS objects to the inclusion of Mr. Ellis on the Board, the Board and the Tontine Stockholders shall work in good faith to designate a replacement nominee (the "Substitute Nominee") as a director of the Company acceptable to both the Tontine Stockholders and the Board. The nomination of the Substitute Nominee to the Board shall be subject to OTS Non-Objection.

            2. The Tontine Stockholders acknowledge and agree that the terms of this Agreement and the transactions contemplated hereby will not be used to facilitate an acquisition of control of the Company by the Tontine Stockholders. As a condition to the nomination of the Tontine Designee to the Board, the Tontine Designee shall execute and deliver to the Company his written resignation from the Board and from the boards of directors of any direct or indirect subsidiaries of the Company, effective five calendar days following written notice from the Company to the Tontine Stockholders and the Tontine Designee of a breach by any of the Tontine Stockholders of any provision of paragraph 3 of this Agreement, which notice shall describe such breach in reasonable detail.

            3. Subject to paragraph 4 below, each of the Tontine Stockholders executing this Agreement below hereby agrees that, from the date hereof through April 30, 2001, each of the Tontine Stockholders shall not, individually or collectively, (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities, direct or indirect rights or options to acquire any voting securities, or securities or instruments convertible into voting securities, of the Company if, after giving effect to the acquisition of such voting securities (whether or not actually acquired), the Tontine Stockholders would beneficially own (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in excess of 9.95% of the outstanding voting securities of the Company; provided, however, that any increase in the Tontine Stockholders' percentage ownership of voting securities of the Company due to a redemption or repurchase by the Company of its voting securities shall not be deemed to be an acquisition of the Company's voting securities; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) securities of the Company, or seek to advise or influence any person or entity with respect to any voting of any securities of the Company on any matter submitted, or to be submitted to, the stockholders of the Company; (c) call, or participate in calling, any special meeting of the stockholders of the Company;(d) form, join or in any way participate in a "group" (other than the Tontine Stockholders) within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company; (e) make any public announcement with respect to or make or submit a proposal or offer (with or without conditions)

                                [page 13 of 16]

13D
CUSIP No. 064446107

for the securities or assets of the Company or any extraordinary transaction involving the Company or any of its subsidiaries; (f) otherwise act alone or in concert with others to seek to control the management, Board or Directors or policies of the Company (other than by virtue of the participation of the Tontine Designee on the Board); (g) make any filing or application with any governmental agency seeking control of the Company or Fidelity Federal Bank, a FSB (the "Bank"), under federal laws and regulations, including, without limitation, 12C.F.R. Part 574, except for a filing seeking a rebuttal of a presumption of control of the Company or the Bank either (i) as required by law or (ii) that may be required by virtue of the Tontine Stockholders' beneficial ownership of the Company's voting securities equaling or exceeding 10% due solely to a redemption or repurchase by the Company of its voting securities; or (h) propose any of the foregoing unless and until such proposal is specifically invited or approved by the Company.

            4. Notwithstanding anything to the contrary in paragraph 3 hereof, each of the Tontine Stockholders shall vote all of it securities of the Company in favor of the director of nominees (who shall include the Tontine Designee) proposed by the Board at the 2000 Annual Meeting. Subject to the preceding sentence, the Tontine Stockholders may vote their securities of the Company in any manner they desire, and they may sell such securities.

            5. All parties hereto agree and acknowledge that the Board is placing material reliance on the terms of this Agreement as a basis of the condition to the Board's appointment of the Tontine Designee as a director of the Company.

            6. Each of the Tontine Stockholders hereby acknowledges and agrees that it is aware that the United States securities laws may prohibit any person who has material non-public information about a company from purchasing or selling securities of that company.

            7. This Agreement shall terminate upon the earliest to occur of the following: (i) the failure of the Tontine Designee to be approved by the OTS as a director of the Company within 90 days of receipt by the Company from the tontine Designee of completed and executed forms and disclosures necessary for submission to the OTS; (ii) the failure of the Tontine Designee to be elected a director of the Company at the 2000 Annual Meeting; (iii) the resignation, on or after the 60th day preceding the first anniversary of the date on which the Company first mails proxy materials to stockholders for the 2000 Annual Meeting, of the Tontine Designee from the Board and from the boards of directors of any direct or indirect subsidiaries of the Company on which he serves; or (iv) April 30, 2001. Expiration of this Agreement at April 30, 2001 without a breach thereof by the Tontine Stockholders shall not result in the removal of Mr. Ellis from the Board. Subject to the preceding sentence, no rights or obligations shall survive the expiration or termination of this Agreement except for claims arising from, or in connection with, the


                                [page 14 of 16]

13D
CUSIP No. 064446107

breach of this Agreement.

            8.  It is understood and agreed that monetary damages would not be a sufficient remedy for any breach of this Agreement. Each party hereto shall be entitled to equitable relief by way of injunction or specific performance if any other party or any of their respective officers, directors, investment bankers, attorneys, accountants or other representatives breach, or threaten to breach, any of the provisions of this Agreement, such remedy by way of equitable relief being cumulative, and not exclusive of any other remedies and/or rights that the complaining party shall be entitled to exercise. It is further understood and agreed that no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

            9. In the event of any dispute between the parties hereto regarding the performance or interpretation of this Agreement, the prevailing party shall be entitled to its reasonable attorneys' fees, costs and other expenses in addition to any other relief to which such party may be entitled.

            10. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Delaware, without regard to the principles of conflict of laws.

            11. All the terms and provisions of this Agreement shall inure to the benefit of and shall be enforceable by the successors and assigns of the parties hereto.

            12. This Agreement contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or understandings other than those expressly set forth therein. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

            13. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy (confirmed in writing) or telex, or by mail (registered or certified, postage prepaid, return receipt requested) to the respective parties as follows:

If to the Company:
                                   With a copy to
      Bank Plus Corporation                Gibson, Dunn & Crutcher LLP
      4565 Colorado Boulevard              333 South Grand Avenue
      Los Angeles, CA 91209-1631           Los Angeles, CA  90071
      Attention:  General Counsel          Attention: Dhiya El-Saden, Esq.

                                [page 15 of 16]

13D
CUSIP No. 064446107

If to the Tontine Stockholders:
                                   With a copy to:
       c/o Jeffrey L. Gendell               Schulte Roth & Zabel LLP
       Suite 3900                           900 Third Avenue
       200 Park Avenue                      New York, NY 10022
       New York, NY  10166                  Attention: Steven J. Fredman, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

            14. This Agreement may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.



            Kindly confirm that the foregoing represents our understanding and agreement in respect of this matter by signing below where indicated and returning the signed copy.

                                    Sincerely,

                                    BANK PLUS CORPORATION



                                         By:/S/ MARK K. MASON
                                                 Mark K. Mason
                                       President and Chief Executive Officer

The undersigned Tontine Stockholders hereby agree to the foregoing this 31st day of March, 2000.


TONTINE MANAGEMENT, L.L.C.          TONTINE PARTNERS, L.P.


By:/S/ JEFFREY L. GENDELL           By:/S/ JEFFREY L. GENDELL
TONTINE FINANCIAL PARTNERS, L.P.    TONTINE OVERSEAS ASSOCIATES, L.L.C.


By:/S/ JEFFREY L. GENDELL           By:/S/ JEFFREY L. GENDELL



/S/ JEFFREY L. GENDELL
JEFFREY L. GENDELL



                                [page 16 of 16]